UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP

(Registrant’s name)

60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Receipt of Nasdaq Deficiency Notice

On May 10, 2023, Caravelle International Group (the “Company”) received a notice (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, as a result of not having timely filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”), the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the Securities and Exchange Commission (the “SEC”). On May 16, 2023, the Company issued a press release announcing its receipt of the Notice. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Notice has no immediate impact on the listing of the Company’s securities, which will continue to trade on Nasdaq, subject to the Company’s compliance with the other continued listing requirements of Nasdaq. Under the Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Notice to submit a plan of compliance to Nasdaq. If Nasdaq accepts the plan, Nasdaq can grant the Company an exception of up to 180 calendar days from the original due date of the Form 20-F, or until October 30, 2023, to regain compliance. However, there can be no assurance that Nasdaq will accept the Company’s plan to regain compliance or that the Company will be able to regain compliance within any extension period granted by Nasdaq. If the Company fails to timely regain compliance with the Nasdaq Listing Rules, the securities of the Company will be subject to delisting from Nasdaq.

The Company was unable to file the Form 20-F within the prescribed time period without unreasonable effort or expense because of an ongoing review of the Company’s year-end 2022 financial statements and timing and transition issues resulting from the Company’s formerly being a privately-held entity. The Company is working diligently to complete the Form 20-F as promptly as practical.

Statements in this report that are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the Company’s ability to submit a plan to regain compliance with the Nasdaq Listing Rules; whether Nasdaq will accept the Company’s plan to regain compliance with the Nasdaq Listing Rules; the Company’s ability to file its Form 20-F within the timeline prescribed by Nasdaq; the Company’s expectations regarding its ability to complete the audit of its financial statements for its 2022 fiscal year; the timing of the completion of the Company’s fiscal year 2022 financial statements and the filing of the Form 20-F; and any assumptions underlying any of the foregoing. Words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," and "will" and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: delays in the ability of the Audit Committee of the Company’s board of directors to complete its review and the Company’s ability to finalize its fiscal year 2022 audited financial results; the risk that the Audit Committee review identifies errors, which may be material; the finalization of management’s and the Audit Committee’s review of the effectiveness of the Company’s internal accounting controls and financial reporting and the potential for material weakness in the Company’s internal control over financial reporting; the potential for delisting, legal proceedings or government investigations or enforcement actions arising from the inability of the Company to finalize its financial results and file the Form 20-F; and other risks detailed in the Company’s Registration Statement on Form F-4 (File No. 333-267558), originally filed with the SEC on September 22, 2022 and as thereafter amended, and in other documents that it files or furnishes with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this report, except as required by law.

EXHIBIT LIST

Exhibit	Description
99.1	Press release, dated May 16, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) CARAVELLE INTERNATIONAL ROUP

Date:	May 16, 2023

By:	/s/ Guohua Zhang
Name:	Guohua Zhang
Title:	Chief Executive Officer